# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Dave & Buster's Entertainment, CIK 0001525769
CUSIP: 238337109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2481 MANANA DRIVE, DALLAS, Texas (TX), 75220
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-24-001566
Filed by CIK 0001107310

## Reporting persons
- EMINENCE CAPITAL, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ricky C. Sandler: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Dave & Buster's Entertainment
Address of issuer's principal executive offices: 1221 S. Belt Line Rd., Suite 500, Coppell, Texas 75019

## Item 2. Person Filing
Name of person filing:
This statement is filed by Eminence Capital, LP, a Delaware limited partnership ("Eminence Capital") and Ricky C. Sandler, a U.S. Citizen ("Mr. Sandler," and together with Eminence Capital, the "Reporting Persons").

Eminence Capital serves as the management company or investment adviser to, and may be deemed to have shared voting and/or dispositive power (as the case may be) over the shares of Common Stock, par value $0.01 per share ("Common Stock") of Dave & Buster's Entertainment, Inc., a Delaware corporation (the "Company") held by various investment funds (the "Eminence Funds") and separately managed accounts (the "Eminence SMAs," and together with the Eminence Funds, the "Eminence Funds and SMAs") under its management and control. The general partner of Eminence Capital is Eminence Capital GP, LLC, the sole managing member of which is Mr. Sandler.

Mr. Sandler is the Chief Executive Officer of Eminence Capital and may be deemed to have shared voting and/or dispositive power (as the case may be) with respect to the shares of Common Stock held by the Eminence Funds and SMAs.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13G of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the principal business and principal office of Eminence Capital is 399 Park Avenue, 25th Floor, New York, NY 10022. The business address of Mr. Sandler is 399 Park Avenue, 25th Floor, New York, NY 10022.
Citizenship: Eminence Capital is a limited partnership organized under the laws of the State of Delaware. Mr. Sandler is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Percent of class: 0%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- EMINENCE CAPITAL, LP: /s/ Ricky C. Sandler, Ricky C. Sandler, Chief Executive Officer (07/02/2026)
- Ricky C. Sandler: /s/ Ricky C. Sandler, Ricky C. Sandler, Individually (07/02/2026)